UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                        For the month of: February, 2007
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                 (Translation of registrant's name into English)

                              11 Ben Gurion Street
                           GIVAT SHMUEL 54017, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

     Attached hereto and incorporated by reference herein is the registrant's press release announcing its fourth quarter and year ended December 31, 2006 earnings results, issued on February 7, 2007.

THE INFORMATION IN THIS FORM 6-K OF CLICKSOFTWARE TECHNOLOGIES LTD. (THE "COMPANY") IS INCORPORATED BY REFERENCE INTO THE FORM S-8 OF THE COMPANY, REGISTRATION NUMBER 333-135435, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 29, 2006.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CLICKSOFTWARE TECHNOLOGIES LTD.
                                              (Registrant)


                                              By: /s/ SHMUEL ARVATZ
                                              ---------------------
                                              Shmuel Arvatz
                                              Executive Vice President and
                                              Chief Financial Officer

Date: February 7, 2007

CONTACTS:
Shmuel Arvatz                               Howard Kalt
Chief Financial Officer                     Kalt Rosen & Co.
+972-3-765-9467                             (415) 397-2686
Shmuel.Arvatz@clicksoftware.com             info@KRC-IR.com


                CLICKSOFTWARE REPORTS RECORD REVENUES, NET INCOME
              FOR THE 4TH QUARTER AND YEAR ENDED DECEMBER 31, 2006

                        PROVIDES REVENUE OUTLOOK FOR 2007

--------------------------------------------------------------------------------

BURLINGTON, MA, FEBRUARY 7, 2007 - ClickSoftware Technologies, Ltd., (NasdaqCM:
CKSW), the leading provider of mobile workforce management and service optimization solutions, today announced results for the fourth quarter and year ended December 31, 2006.

For the fourth quarter ended December 31, 2006, total revenues reached a record $9.3 million, with record net income of $1.1 million, or $0.04 per share. This compares with revenues of $5.9 million and a net loss of $740,000, or a loss of $0.03 per share, for the same period last year, and revenues of $8.7 million and net income of $797,000, or $0.03 per share, for the third quarter of 2006. Excluding the effects of share-based compensation expenses related to the adoption of SFAS-123R, net income was $1.2 million, or $0.04 per share.

Software license revenues for the fourth quarter of 2006 were $3.4 million, while service and maintenance revenues were $5.9 million. This compares to software license revenues of $1.7 million and service and maintenance revenues of $4.2 million for the same period last year, and $3.2 million and $5.5 million, respectively, in the third quarter of 2006.

Gross profit in the fourth quarter of 2006 was $5.9 million, or 63% of revenues, compared to $3.2 million, or 55% of revenues, in the same period last year, and $5.1 million, or 59% of revenues, in the third quarter of 2006.

Cash, cash equivalents and short and long-term investments increased significantly to $19.8 million, up $3.4 million from $16.4 million at the end of the third quarter. Net cash provided from operating activities was $3.2 million during the fourth quarter of 2006.

FULL YEAR RESULTS

Total revenues for 2006 grew 35% over 2005 to $32.4 million with consolidated net income of $2.1 million, or $0.08 per share. This compares with revenues of $24.1 million and net loss of $2.0 million, or a loss of $0.07 per share, for 2005. Excluding the effects of share-based compensation expenses related to the adoption of SFAS-123R, net income at 2006 was $2.7 million, or $0.09 per share.

MANAGEMENT COMMENTARY

"2006 was a remarkable year for ClickSoftware. We have substantially improved our business performance, further bolstered our market leadership by signing new major agreements with blue chip customers from a variety of industry verticals, and increased our traction with new and existing partners," said Dr. Moshe BenBassat, Chairman and Chief Executive Officer. "I am thankful for our dedicated employees and management who have all contributed immensely to our great achievements in 2006. We are very excited about the success we experienced in 2006, and looking forward to continued growth in 2007. For 2007 and beyond, our strategy includes furthering the momentum gained in 2006, expanding into new territories and new verticals, and widening the footprint of product offerings," he added.

OUTLOOK

The company currently believes that revenue in 2007 will grow by approximately 20% over 2006, reaching approximately $39 million. This is based on the current levels of deferred revenue, current backlog of firm commitments, and current visibility into a growing sales pipeline.

INVESTORS CONFERENCE CALL

ClickSoftware will host a conference call today at 9:30 a.m. ET to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call
(888) 321-3075 and ask for the ClickSoftware conference call. International participants, please call (973) 582-2855. The call will be available live on the internet (in listen mode only) at http://www.clicksoftware.com. A replay of this call will be available on the ClickSoftware website, or by calling (877) 519-4471 (international callers can dial (973) 341-3080), ID Code: 8337189.

ABOUT CLICKSOFTWARE

ClickSoftware is the leading provider of mobile workforce management and service optimization solutions that create business value for service operations through higher levels of productivity, customer satisfaction and cost effectiveness. Combining educational, implementation and support services with best practices and its industry leading solutions, ClickSoftware drives service decision making across all levels of the organization. From proactive customer demand forecasting and capacity planning to real-time decision-making, incorporating scheduling, mobility and location based services, ClickSoftware helps service organizations get the most out of their resources. With over 100 customers across a variety of industries and geographies, and strong partnerships with leading platform and system integration partners - ClickSoftware is uniquely positioned to deliver superb business performance to any organization. The company is headquartered in Burlington, MA and Israel, with offices in Europe, and Asia Pacific.

For more information about ClickSoftware, please call (781) 272-5903 or (888) 438-3308, or visit www.clicksoftware.com.

This press release contains express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, those regarding future results of operations, visibility into future periods, continued growth and rate of growth, and expectations regarding future closing of contracts and receipt of orders, recognition of revenues and deferred revenues. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors, which may cause actual results or performance to be materially different from those projected. Achievement of these results by Clicksoftware and its subsidiaries may be affected by many factors, including among others, the following: risks and uncertainties regarding the general economic outlook; the length of or change in the Company's sales cycle; the Company's ability to close sales to potential customers in a timely manner; the Company's ability to penetrate new markets; the Company's ability to maintain or increase relationships with strategic partners; timing of revenue recognition; and the Company's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in ClickSoftware's annual report on Form 20F for the year ended December 31, 2005 and subsequent filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note:  Financial Schedules Attached

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                DECEMBER 31     DECEMBER 31
                                                                 --------        --------
                                                                   2006            2005
                                                                 --------        --------
                  ASSETS

CURRENT ASSETS
    CASH AND CASH EQUIVALENTS                                    $ 13,385        $ 10,467
    SHORT-TERM INVESTMENTS                                          5,918           3,111
    TRADE RECEIVABLES, NET                                          6,465           4,118
    OTHER RECEIVABLES AND PREPAID EXPENSES                            953           1,083
                                                                 --------        --------
                    TOTAL CURRENT ASSETS                           26,721          18,779
                                                                 --------        --------

FIXED ASSETS
    COST                                                            1,692           3,451
    LESS - ACCUMULATED DEPRECIATION                                   888           2,450
                                                                 --------        --------
                    TOTAL FIXED ASSETS                                804           1,001
                                                                 --------        --------

    LONG-TERM INVESTMENTS                                             451             264
    SEVERANCE PAY DEPOSITS                                            996             960
                                                                 --------        --------

                  TOTAL ASSETS                                   $ 28,972        $ 21,004
                                                                 ========        ========

                  LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    ACCOUNTS PAYABLE AND ACCRUED EXPENSES                        $  5,945        $  4,924
    DEFERRED REVENUES                                               5,965           5,031
                                                                 --------        --------

                    TOTAL CURRENT LIABILITIES                      11,910           9,955
                                                                 --------        --------
LONG TERM LIABILITIES
    ACCRUED SEVERANCE PAY                                           2,031           1,786
    DEFERRED REVENUES - LONG TERM                                   2,490               -
                                                                 --------        --------
                    TOTAL LONG-TERM LIABILITIES                     4,521           1,786
                                                                 --------        --------

                    TOTAL LIABILITIES                              16,431          11,741
                                                                 --------        --------

SHAREHOLDERS' EQUITY
    ORDINARY SHARES OF NIS 0.02 PAR VALUE                             113             111
    ADDITIONAL PAID-IN CAPITAL                                     72,205          71,220
    DEFERRED STOCK COMPENSATION                                       (63)           (216)
    ACCUMULATED DEFICIT                                           (59,671)        (61,809)
    TREASURY STOCK, AT COST:  39,000 SHARES                           (43)            (43)
                                                                 --------        --------
                    TOTAL SHAREHOLDERS' EQUITY                     12,541           9,263
                                                                 --------        --------

                  TOTAL LIABILITY AND SHAREHOLDERS' EQUITY       $ 28,972        $ 21,004
                                                                 ========        ========

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                  THREE MONTHS ENDED
                                                                DECEMBER 31, 2006                      DECEMBER 31, 2005
                                                         -------------------------------        --------------------------------
                                                              $             % OF REVENUES             $             % OF REVENUES
                                                         ------------       ------------        ------------        ------------
REVENUES:
       SOFTWARE LICENSE                                  $      3,442                 37%       $      1,683                  29%
       SERVICES                                                 5,880                 63%              4,176                  71%
                                                         ------------       ------------        ------------        ------------
             TOTAL REVENUES                                     9,322                100%              5,859                 100%
                                                         ------------       ------------        ------------        ------------
COST OF REVENUES:
       SOFTWARE LICENSE                                           456                  5%                446                   8%
       SERVICES                                                 2,982                 32%              2,200                  37%
                                                         ------------       ------------        ------------        ------------
             TOTAL COST OF REVENUES                             3,438                 37%              2,646                  45%
                                                         ------------       ------------        ------------        ------------

GROSS PROFIT                                                    5,884                 63%              3,213                  55%
                                                         ------------       ------------        ------------        ------------
OPERATING EXPENSES:
       RESEARCH AND DEVELOPMENT COSTS, NET                      1,148                 12%                823                  14%
       SELLING AND MARKETING EXPENSES                           2,866                 31%              2,484                  42%
       GENERAL AND ADMINISTRATIVE EXPENSES                        874                  9%                745                  13%
                                                         ------------       ------------        ------------        ------------

             TOTAL OPERATING EXPENSES                           4,888                 52%              4,052                  69%
                                                         ------------       ------------        ------------        ------------
INCOME (LOSS) FROM OPERATIONS                                     996                 11%               (839)                (14)%
INTEREST AND OTHER INCOME, NET                                    158                  1%                 99                   1%
                                                         ------------       ------------        ------------        ------------
NET INCOME (LOSS) BEFORE TAXES                           $      1,154                 12%       $       (740)                (13)%
                                                         ------------       ------------        ------------        ------------
TAXES ON INCOME                                                    95                  1%                  -                   -
                                                         ------------       ------------        ------------        ------------
NET INCOME (LOSS)                                        $      1,059                 11%       $       (740)                (13)%
                                                         ------------       ------------        ------------        ------------

NET INCOME (LOSS) PER ORDINARY SHARE:
BASIC                                                    $       0.04                           $      (0.03)
                                                         ------------                           ------------
DILUTED                                                  $       0.04                           $      (0.03)
                                                         ------------                           ------------
SHARES USED IN COMPUTING BASIC NET INCOME (LOSS)
PER SHARE                                                  27,932,444                             27,618,192
                                                         ------------                           ------------
SHARES USED IN COMPUTING DILUTED NET INCOME (LOSS)
PER SHARE                                                  29,197,188                             27,618,192
                                                         ------------                           ------------

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                      YEAR ENDED
                                                                DECEMBER 31, 2006                     DECEMBER 31, 2005
                                                         -------------------------------        --------------------------------
                                                               $            % OF REVENUES             $             % OF REVENUES
                                                         ------------       ------------        ------------        ------------
REVENUES:
       SOFTWARE LICENSE                                  $     12,145                 37%       $      8,235                  34%
       SERVICES                                                20,286                 63%             15,832                  66%
                                                         ------------       ------------        ------------        ------------
             TOTAL REVENUES                                    32,431                100%             24,067                 100%
                                                         ------------       ------------        ------------        ------------
COST OF REVENUES:
       SOFTWARE LICENSE                                         1,979                  6%              1,541                   6%
       SERVICES                                                10,582                 33%              8,251                  34%
                                                         ------------       ------------        ------------        ------------
             TOTAL COST OF REVENUES                            12,561                 39%              9,792                  40%
                                                         ------------       ------------        ------------        ------------

GROSS PROFIT                                                   19,870                 61%             14,275                  60%
                                                         ------------       ------------        ------------        ------------
OPERATING EXPENSES:
       RESEARCH AND DEVELOPMENT COSTS, NET                      4,113                 13%              3,128                  13%
       SELLING AND MARKETING EXPENSES                          10,337                 32%             10,124                  42%
       GENERAL AND ADMINISTRATIVE EXPENSES                      3,671                 11%              3,138                  13%
                                                         ------------       ------------        ------------        ------------

             TOTAL OPERATING EXPENSES                          18,121                 56%             16,390                  68%
                                                         ------------       ------------        ------------        ------------

INCOME (LOSS)  FROM OPERATIONS                                  1,749                  5%             (2,115)                 (8)%
INTEREST AND OTHER INCOME, NET                                    484                  2%                122                   0%
                                                         ------------       ------------        ------------        ------------
NET INCOME (LOSS) BEFORE TAXES                           $      2,233                  7%       $     (1,993)                 (8)%
                                                         ------------       ------------        ------------        ------------
TAXES ON INCOME                                                    95                  0%                  -                   -
                                                         ------------       ------------        ------------        ------------
NET INCOME (LOSS)                                        $      2,138                  7%       $     (1,993)                 (8)%
                                                         ------------       ------------        ------------        ------------

NET INCOME (LOSS) PER ORDINARY SHARE:
BASIC                                                    $       0.08                           $      (0.07)
                                                         ------------                           ------------
DILUTED                                                  $       0.08                           $      (0.07)
                                                         ------------                           ------------
SHARES USED IN COMPUTING BASIC NET INCOME (LOSS)
PER SHARE                                                  27,767,748                             27,514,262
                                                         ------------                           ------------
SHARES USED IN COMPUTING DILUTED NET INCOME (LOSS)
PER SHARE                                                  28,442,887                             27,514,262
                                                         ------------                           ------------

USE OF NON - GAAP FINANCIAL RESULTS

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and the requirements of SFAS No. 123R, "Share-based Payment" ("123R"). The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation .The non-GAAP financial measures disclosed by the Company should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.

                         CLICKSOFTWARE TECHNOLOGIES LTD.
            SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                       THREE MONTHS ENDED
                                                           DECEMBER 31, 2006          DECEMBER 31, 2005
                                                       ------------------------   --------------------------
                                                           $        % OF REVENUES     $          % OF REVENUES
                                                       ---------      ---------   ---------        ---------
GAAP NET INCOME (LOSS):                                $   1,059             12%  $    (740)             (13)%
ADJUSTMENT OF SHARE-BASED COMPENSATION WITHIN:
       COST OF SERVICES                                       22                        ---
       RESEARCH AND DEVELOPMENT COSTS, NET                    18                        ---
       SELLING AND MARKETING EXPENSES                         31                        ---
       GENERAL AND ADMINISTRATIVE EXPENSES                    85                          5
                                                       ---------      ---------   ---------        ---------
NET INCOME (LOSS) EXCLUDING SHARE-BASED
COMPENSATION                                           $   1,215             13%  $    (735)             (13)%
                                                       ---------      ---------   ---------        ---------

GAAP NET INCOME (LOSS) PER ORDINARY SHARE:
BASIC                                                  $    0.04                  $   (0.03)
                                                       ---------                  ---------
DILUTED                                                $    0.04                  $   (0.03)
                                                       ---------                  ---------

NET INCOME (LOSS) PER ORDINARY SHARE EXCLUDING
SHARE-BASED COMPENSATION:
BASIC                                                  $    0.04                  $   (0.03)
                                                       ---------                  ---------
DILUTED                                                $    0.04                  $   (0.03)
                                                       ---------                  ---------

                         CLICKSOFTWARE TECHNOLOGIES LTD.
            SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                           YEAR ENDED
                                                           DECEMBER 31, 2006          DECEMBER 31, 2005
                                                       ------------------------   ----------------------------
                                                           $        % OF REVENUES     $            % OF REVENUES
                                                       ---------      ---------   ---------          ---------
GAAP NET INCOME (LOSS):                                $   2,138              7%  $  (1,993)                (8)%
ADJUSTMENT OF SHARE-BASED COMPENSATION WITHIN:
       COST OF SERVICES                                       68                        ---
       RESEARCH AND DEVELOPMENT COSTS, NET                    61                        ---
       SELLING AND MARKETING EXPENSES                         83                        ---
       GENERAL AND ADMINISTRATIVE EXPENSES                   312                         19
                                                       ---------      ---------   ---------          ---------
NET INCOME (LOSS) EXCLUDING SHARE-BASED
COMPENSATION                                           $   2,662              8%  $  (1,974)                (8)%
                                                       ---------      ---------   ---------          ---------

GAAP NET INCOME (LOSS) PER ORDINARY SHARE:
BASIC                                                  $    0.08                  $   (0.07)
                                                       ---------                  ---------
DILUTED                                                $    0.08                  $   (0.07)
                                                       ---------                  ---------

NET INCOME (LOSS) PER ORDINARY SHARE EXCLUDING
SHARE-BASED COMPENSATION:
BASIC                                                  $    0.10                  $   (0.07)
                                                       ---------                  ---------
DILUTED                                                $    0.09                  $   (0.07)
                                                       ---------                  ---------